Exhibit 99.1

ASX Announcement	31 October 2014

ASX Code: SEA

32 Beulah Road, Norwood, South Australia 5067ACN112 202 883

Telephone: +61 8 8363 0388 Facsimile: +61 8 8132 0766 www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

Not for release in the United States.

Operations Update

HIGHLIGHTS

•                        Increased average daily production for the quarter to 7,035 boepd, net of royalties, a 1,237 boepd increase (21%) compared to the 2nd quarter of 2014.  The Company re-affirms its 2014 production guidance of 6,700-7,500 boepd and exit rate of 8,000-9,000 boepd;

•                        Production from the Company’s Eagle Ford and Mississippian/Woodford (excluding the DJ Basin and Williston Basin assets sold early in the third quarter) increased 1,878 boepd, or 39%, compared to the 2nd quarter of 2014.

EAGLE FORD

•                        During the quarter the Company brought 14 gross (10.5 net) wells into production and had 17 gross (13.9 net) wells that were waiting on completion or had completions in progress at quarter end;

•                        The Company’s dedicated frac crew continued operations throughout the quarter and the Company brought in a second frac crew in September.  We anticipate new initial production from 10-13 gross wells in the fourth quarter of 2014;

•                        The 14 gross wells brought in to production during the quarter had average 24-hour initial production rates of 1,067 boe; 13 gross new wells with 30-days of production had average 30-day IPs of 621 boepd; and 9 gross new wells with 60-days of production had average 60-day IPs of 525 boepd.

•                        Subsequent to quarter end, the Company finished completing its first 4 gross (2.4 net) wells on the recently acquired Dimmit County Eagle Ford asset and anticipates initial production from the wells in the fourth quarter of 2014;

•                        Construction was completed on a gas sales line in early September 2014 and the Company has hooked up all of its well on the southern portion of its McMullen County Eagle Ford project to gas sales.

EAGLE FORD

The Company has increased its Eagle Ford acreage position to approximately 20,000 net acres.  The Company anticipates it will continue to add acreage through direct leasing in and around its core projects in the Eagle Ford.

During the quarter the Company produced 5,124 boepd, net of royalties, from its Eagle Ford assets.  The Company estimates lost production from downtime of approximately 1,000 boepd during the quarter, primarily as a result of shutting in wells to accommodate simultaneous operations on existing pads.

Table 1 below details initial production rates from the Company’s 2014 development program.  All wells were brought in to production with 14/64 chokes for production testing and then restricted to a 10/64 choke once producing into permanent production facilities.

Table 1: 2014 Eagle Ford initial production rates

		Working
	Lateral	Interest
Well Name	Length	(Net Wells)	24-Hour	30-Day	60-Day	90-Day	180-Day
Teal Ranch EFS 3H	5,915	100%	863	650	593	534	—
Quintanilla SMEF 4H	5,322	50%	1,019	653	552	—	—
Quintanilla SMEF 5H	5,527	50%	1,021	674	576	—	—
Quintanilla SMEF 6H	5,480	50%	1,354	705	631	—	—
Quintanilla SMEF 7H	5,577	50%	1,092	605	517	—	—
Hoskins EFS 7H (1)	4,492	100%	1,328	627	598	—	—
Hoskins EFS 8H	5,250	100%	929	416	379	—	—
Hoskins EFS 9H	5,320	100%	871	480	412	—	—
Hoskins EFS 10H	5,545	100%	776	463	467	—	—
Me/You EFS 1H	6,190	50%	739	397	—	—	—
Q-Kiel EFS 1H	5,281	50%	970	499	—	—	—
Shannon EFS 4H	7,294	86%	1,428	895	—	—	—
Shannon EFS 5H	7,339	85%	1,439	1,004	—	—	—
Tyler Ranch EFS 5H	4,543	83%	1,111	—	—	—	—
Q3 Average Well	5,648	10.5	1,067	621	525	534	—

Shannon EFS 2H	6,838	85%	1,481	1,049	998	985	791
Shannon EFS 3H	7,840	85%	1,663	1,095	1,029	995	832
Q Ballard EFS 2H	5,401	50%	1,086	577	542	501	429
Q Ballard EFS 3H	5,212	50%	909	602	576	536	460
Q Kiel EFS 3H	6,729	50%	740	490	514	500	—
Quintanilla CCR EFS 2H	4,406	100%	686	362	378	—	—
Wheeler EFS 2H	4,385	100%	375	233	213	—	—
Q1/Q2 Average Well	5,830	3.5	991	630	607	703	628
2014 Development Program	5,709	14.03	1,042	624	561	675	628

(1) The Hoskins EFS 7H has 54 days of production included as its 60-day IP.  The rate will be updated in future releases.

MISSISSIPPIAN/WOODFORD

The Company has completed delineation of the Mississippian formation on its ~32,000 acre position and has identified approximately 100 gross (~80 net) operated well locations and 330 gross (60 net) non-operated well locations.  Future development will be optimized through pad development and zipper fraccing which serves to reduce cost per well and improve productivity per well (Figure 1).

Figure 1: Zipper fracced well results in Logan County

The Company’s focus on cost control has resulted in a 46% decrease in lease operating expense over the past 6 months (Figure 2).  Key factors include:

•                  Six strategically placed company operated SWDs provides cost effective development of leasehold pods;

•                  Electric in-place at 85% of our production facilities reducing the use of generators lowering costs;

•                  Aggressive switch from ESPs to rod pumps reducing downtime and costs associated with generators;

•                  Completion changes have allowed Sundance to eliminate jet pumps again reducing costs and downtime.

Figure 2: Lease operating cost per boe (trailing 3 month average)

The Company has drilled and completed 6 Woodford appraisal wells in 2014 that are producing commercial quantities of hydrocarbons.  Table 2 shows initial production rates from those drilled and completed in 2014.

Table 2: Woodford appraisal well production results

Well Name	24-Hour	30-Day	60-Day	90-Day	180-Day
Waldridge 17-4-4-1HW	459	171	134	111	74
Frick 16-4-13-1HW	334	202	165	140	90
Graff 19-3-30-1HW	371	212	162	134	—
Cimarron River 16-4-12-1HW	714	304	261	222	—
Kay Rother 16-4-14-1HW	123	84	72	—	—
Davis Partners 16-3-15-1HW	266	168	—	—	—

Woodford Average	378	190	159	152	82

For more information, please contact:

Eric McCrady, Managing Director Tel: +1 (303) 543 5703	Mike Hannell, Chairman Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (ASX: SEA) is an Adelaide-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA.

The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford, Williston, Denver-Julesburg and Anadarko Basins.

A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net.

Disclaimer

This announcement is for publication in Australia and not for release in the United States. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in the United States or any other country. Any securities described in this announcement have not been registered under the US Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act and applicable US state securities laws.

Reserves

This presentation contains information on Sundance Energy’s reserves and resources which has been reviewed by David Ramsden-Wood, Professional Engineer, who is licensed in Alberta Canada and is qualified in accordance with ASX Listing Rule 5.11.  Mr. Ramsden-Wood, VP of Reservoir Engineering and Business Development, has consented to the inclusion of this information in the form and context in which it appears.